Exhibit 1
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For Immediate Release                                                23 May 2008


                              WPP GROUP PLC ("WPP")


  Notice of Annual General Meeting in respect of the Annual General Meeting to be held on 24 June 2008


This document has been mailed to share owners and is also available on the WPP website www.wpp.com.
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This document has also been  submitted to the UK Listing  Authority and has been made available via the UKLA document viewing facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone: 020 7066 1000

For further information contact:

Marie Capes
WPP Group plc
27 Farm Street
London W1J 5RJ
Tel:  +44 (0)207 408 2204